DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025 [redacted]

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
212 450 3800

RITER'S DIRECT
212 450 5691
nartos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

08001044

File No. 82-4939

March 3, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure filed with the CNMV on January 31, 2008 regarding the Note to investors concerning the proposed tax reform in United Kingdom (the Note is attached in a separate document); and
- Regulatory Disclosure filed with the CNMV on February 1, 2008 regarding the implementation of a remuneration plan consisting of the payment of part of the beneficiaries' 2007 variable remuneration in the form of shares of Grupo Ferrovial, S.A.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos /mel

Luis Martos
Legal Assistant

dlw 3/5

Attachments
By Hand Delivery

ferrovial

Item 1

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Attached is a Note to investors regarding the proposed tax reform consisting of abolishing the "Industrial Building Allowance" (IBA) announced by the UK Government and the resulting impact on BAA and Ferrovial.

Madrid, 31 January 2008

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

Note for investors

Proposed abolition of the Industrial Building Allowance. Potential impact on BAA - Ferrovial

The United Kingdom tax code gives relief for the cost of "industrial buildings" by allowing a deduction against profits chargeable to corporation tax. The deduction is called Industrial Building Allowance ("IBA") and relief is given at an annual rate of 4% of cost for 25 years. The major claimants of this relief are in the transport and communications, energy and water supply, and business services sectors.

The United Kingdom Government announced in the March 2007 Budget that IBAs would be abolished over 3 years from 1 April 2008. BAA and other affected companies have argued strongly against abolition but in a further announcement on 17 December 2007 the Government said its intention is still to withdraw IBAs.

During the abolition period the annual rate of allowance, and in accordance with the above mentioned announcement, will be 3% in 2008/9, 2% in 2009/10 and 1% in 2010/2011. From 1 April 2011 IBAs will cease.

The cash impact of the proposed abolition of IBA on BAA/ADI in Q5 (Quinquennium 5) is not material due to the transitional period regime applicable to 2011 and the low taxable income base of BAA/ADI. The impact of the proposed abolition on future periods is uncertain due to the potential regulatory change to a post-tax allowed return (as is the case in other regulated industries), following the CC comments on its report to the CAA dated September 28, 2007. Under the existing regulatory framework and assuming no future changes, the present value on the reduced cash flows for the existing assets would be approximately £500m.

The accounting impact which the abolition of Industrial Buildings Allowances ('IBA') may have if it is finally approved in the 2008 financial year is currently in the process of analysis and discussion.

In particular, under a literal application of paragraph 15 and 5 of IAS 12, BAA could be obliged to recognize an exceptional accounting loss in the form of a charge for deferred tax in the year in which IBA's are abolished. This accounting impact will be neutral in the long term as the loss will be offset in the following years in the form of reduced charges for deferred tax (see Annex).

This loss would arise from the presumed requirement to recognize a liability for deferred tax on the difference between the carrying amount of the existing IBA assets to date (approximately £5,000m) and the tax-assessed value of these assets (tax base) for tax depreciation purposes (which after the abolition of the IBA will be zero as the depreciation of the assets will not be deductible for tax purposes), multiplied by the current tax rate (5000-0)*28%=1.400). That liability will be reduced, recognizing a profit, in future years as the difference between the carrying amount and the tax value decreases due to the accounting depreciation of the asset. It also necessary to bear in mind that, although the tax base of the assets for depreciation purposes will be zero, for capital gains purposes it will continue to be the initial acquisition cost plus indexation.

The accounting impact on BAA based on the above interpretation would be approximately £1,400m in the form of additional deferred tax and the impact on Ferrovial's net profit would be approximately €1,230m in 2008.. This impact does not imply any actual cash payment.

The above mentioned accounting treatment is controversial, and the company considers that there are solid arguments for defending alternative accounting treatments that would not require the recognition of a loss. In particular, it is necessary to consider if it is possible to apply under IFRS the present US GAAP approach. This would not recognise the loss and the liability on the

basis that the tax base for capital gains purposes would continue to be acquisition cost plus indexation. This solution is being proposed for application by IASB and FASB in the ongoing project of convergence between the two GAAPs.

The final accounting treatment will be determined once the final version of the proposed tax reform is available and the analysis and discussions on the applicable accounting regulations is concluded.

The proposed abolition of the Industrial Building Allowance ('IBA') has been fully considered as part of BAA's on-going debt refinancing process.

Annex

Example (Asset depreciated over 25 years, carrying amount of the asset prior to the reform is assumed to be equal to its tax value 5.000, transitional period is not considered).

Million pounds	
Existing IBA assets	5.000
Tax basis for depreciation	0
Tax rate	28%
Depreciation period	25 years

IFRS - Literal application				
	Depreciation =Acq. cost/ Depreciation period	**Corporate tax -loss/profit** =Depreciation · Tax rate	**Net profit** =Depreciation + Corporate tax	**Deferred tax liability**
Initial recognition		**-1.400**	**-1.400**	**-1.400**
2008	-200	56	-144	-1.344
2009	-200	56	-144	-1.288
2010	-200	56	-144	-1.232
2011	-200	56	-144	-1.176
2012	-200	56	-144	-1.120
2013	-200	56	-144	-1.064
2014	-200	56	-144	-1.008
2015	-200	56	-144	-952
2016	-200	56	-144	-896
2017	-200	56	-144	-840
2018	-200	56	-144	-784
2019	-200	56	-144	-728
2020	-200	56	-144	-672
2021	-200	56	-144	-616
2022	-200	56	-144	-560
2023	-200	56	-144	-504
2024	-200	56	-144	-448
2025	-200	56	-144	-392
2026	-200	56	-144	-336
2027	-200	56	-144	-280
2028	-200	56	-144	-224
2029	-200	56	-144	-168
2030	-200	56	-144	-112
2031	-200	56	-144	-56
2032	-200	56	-144	0
TOTAL	**-5.000**	**0**	**-5.000**	

ferrovial

Item 2

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

The Board of Directors of the Company has approved the implementation of a remuneration plan consisting of the payment of part of the beneficiaries' 2007 variable remuneration in the form of shares of Grupo Ferrovial, S.A.

This Plan has been implemented to the variable remuneration, in practically identical terms, since the 2004 remuneration. The CNMV was informed of the various plans by means of disclosures on 4 February 2005, 27 January 2006 and 30 January 2007.

The main features of this plan are:

- Purpose: The purpose of the Plan is to increase employees' and executives' ownership interest in the Company and to enable them to link part of their remuneration to the performance of Grupo Ferrovial, S.A. shares.

- Beneficiaries: Employees and executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent and have their residence in Spain for tax purposes; they are estimated to number approximately 1,150 people. This system will be voluntary.

- Limit: Participants may collect at most 12,000 euro in the form of shares. The total number of shares delivered will depend on the final number of participants who join the Plan and the price of Grupo Ferrovial, S.A. shares on the delivery date. On the approval date, the Plan represents approximately 150,000 shares (0.11% of capital stock).

- Valuation and provenance of the shares: The value of the shares to be delivered will be the share price of Grupo Ferrovial, S.A. on the transfer date, which will be 29 February 2008. All the shares will come from treasury stock.

- Executive Directors and senior managers: The application of the Plan to Executive Directors and to Executives who report directly to delegate bodies of the Board of Directors is subject to approval by the Shareholders' Meeting of Grupo Ferrovial, S.A. For those participants, the value of the shares delivered to them will be the stock market closing price on the date such authorisation is given.

Madrid, 31 January 2008

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

END